FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date July 14, 2005                                                                                               “Barbara O’Neill”

Barbara O'Neill, Secretary

TYLER RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports

April 30, 2005

#500, 926-5th Avenue S.W.

Calgary, Alberta

T2P 0N7

Phone: (403) 269-6753

Fax:  (403) 266-2606

www.tylerresources.com

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at April 30, 2005 nor the unaudited interim statements of operations and cash flows and unaudited interim schedule of mineral properties for the nine month periods ended April 30, 2005 and April 30, 2004.

TYLER RESOURCES INC.
INTERIM BALANCE SHEETS		April 30	July 31
(Unaudited - prepared by management)		2005	2004

ASSETS
Current
Cash and cash equivalents		$11,921,682	$2,344,456
Due from related parties		1,831	-
Accounts receivable		27,508	12,711
Prepaids		15,479	6,304
Marketable securities		-	2,410
		11,966,500	2,365,881

OTHER ASSETS Note 2		104,968	39,741
CAPITAL ASSETS Note 3		52,714	49,736
MINERAL PROPERTIES Schedule		8,047,451	5,683,983
		$20,171,633	$8,139,341

	LIABILITIES
CURRENT
Accounts payable and accrued liabilities		$356,539	$29,011
Related party payables and accrued liabilities		37,782	19,487
		394,321	48,498

	SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 4
Authorized:
i) an unlimited number of common voting shares
ii) an unlimited number of preferred shares issued:
86,491,929 common shares,(July 31,2004-68,431,439)		21,560,280	13,051,242
CONTRIBUTED SURPLUS Note 4		4,808,610	593,050
DEFICIT		(6,591,578)	(5,553,449)
		19,777,312	8,090,843
		$20,171,633	$8,139,341
Commitment Note 5
Approved on behalf of the Board

"Gregory Smith"	Director	"James Devonshire"	Director

See accompanying notes to financial statements.

TYLER RESOURCES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

	Three months ended April 30		Nine months ended April 30,
	2005	2004	2005	2004
REVENUE
Interest and other	$9,886	$3,984	$29,178	$25,013

EXPENSES
General and administrative	110,576	94,800	282,651	173,963
Reporting to shareholders	11	2,328	12,312	13,311
Professional fees	1,244	1,372	23,165	15,598
Stock exchange and transfer
agent fees	14,963	7,938	31,721	23,328
Amortization of capital assets	4,088	4,100	12,721	4,100
Stock-based compensation Note 6	-	-	706,000	379,000
	130,882	110,538	1,067,982	609,300
LOSS BEFORE THE UNDERNOTED	(120,996)	(106,554)	(1,038,804)	(584,477)
Gain (loss) on sale of investments	-	-	675	1,810
NET LOSS	(120,996)	(106,554)	(1,038,129)	(582,477)

DEFICIT, beginning of period	(6,470,582)	(4,884,602)	(5,553,449)	(4,408,679)

DEFICIT, end of period	$(6,591,578)	$(4,991,156)	(6,591,578)	(4,991,156)

LOSS PER SHARE
Basic and diluted	$0.00	$0.00	$(0.01)	$(0.01)

WEIGHTED AVERAGE SHARES
OUTSTANDING
Basic and diluted	79,098,878	61,776,472	73,252,950	44,338,180

See accompanying notes to the financial statements

TYLER RESOURCES INC.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three months ended April 30,		Nine months ended April 30,
	2005	2004	2005	2004
Increase (decrease) in cash and cash equivalents:
OPERATING ACTIVITIES
Interest and other income received	$9,886	$3,984	$29,178	$25,013
Cash operating expenses	(118,398)	(124,289)	(354,858)	(273,551)
	(108,512)	(120,305)	(325,680)	(248,538)
INVESTING ACTIVITIES
Mineral property additions	(1,331,274)	(199,564)	(2,089,403)	(580,951)
Option receipts	-	42,500	-	42,500
Exploration advances	1,985	-	(62,977)	-
Capital asset expenditures	(5,208)	(50,447)	(15,111)	(50,447)
Arbitration settlement Note 2	-	-	-	546,247
	(1,334,497)	(207,511)	(2,167,491)	(42,651)
FINANCING ACTIVITIES
Private placement proceeds	9,888,000	3,250,750	9,888,000	3,400,750
Issue costs - cash expended	(130,811)	(328,954)	(130,811)	(332,454)
Exercise of stock options	58,135	5,000	438,060	5,000
Exercise of warrants	348,705	7,000	1,855,323	102,000
Proceeds on disposal of investments and
marketable securities	-	-	19,825	27,837
Demand notes payable	-	-	-	(67,065)
Interest paid on notes payable	-	-	-	(6,067)
	10,164,029	2,933,796	12,070,397	3,130,001
INCREASE IN CASH
AND CASH EQUIVALENTS	8,721,020	2,605,980	9,577,226	2,838,812
CASH AND CASH EQUIVALENTS:
beginning of period	3,200,662	240,809	2,344,456	7,977
end of period	$11,921,682	$2,846,789	$11,921,682	$2,846,789
Supplementary information:
Interest and taxes

The Company did not make cash interest payments during the periods ended April 30, 2005.

The amounts of interest paid in the periods ended April 30, 2004 related to notes payable and are disclosed above.

The Company did not expend cash on taxes during the above-noted periods ended April 30, 2005 and April 30, 2004.
Non-cash transactions
The following summarizes significant non-cash transactions:

During each of the nine month periods ended April 30, 2005 and April 30, 2004, the Company received 100,000 Majescor Resources Inc. common shares and 50,000 stock purchase warrants as consideration for option payments on the Carat property. The transactions were valued at $19,000, (April, 2005 - $33,500), based on the trading price of Majescor's shares on the date of receipt.

During the nine months ended April 30, 2004, the Company purchased an approximate 40% interest in the Bahuerachi, Mexico mineral property for consideration of 13,336,000 of the Company’s common shares valued at $800,000 based on an independent property valuation.

Stock compensation incurred in the nine month period ended April 30, 2005 of $706,000 (three and nine months ended April 30, 2004 - $379,000), was a non-cash transaction.

See accompanying notes to the financial statements.

TYLER RESOURCES INC.
INTERIM SCHEDULE OF MINERAL PROPERTIES Page 1 of 2
FOR THE NINE MONTHS ENDED APRIL 30, 2005 AND APRIL 30, 2004
(Unaudited - prepared by management)

		Saskatchewan		Northwest Territories		Mexico
		Weedy
	Total	Lake	Carat		Kelsey	Bahuerachi	Other
April 30, 2005
Exploration and development
expenditures:
Balance July 31, 2004	$3,668,899	$1,744,159	$134,443		$(28,171)	$1,811,106	$7,362
Geological consulting	227,490	-	-		-	227,490	-
Geochemical	100,486	-	-		-	100,486	-
Geophysical	62,997	-	-		-	62,997	-
Drilling	1,175,849	-	-		-	1,175,849	-
Camp costs	200,059	-	-		-	200,059	-
Taxes and property maintenance	22,184	-	-		-	22,184	-
Site preparation	368,132	-	-		-	368,132	-
Project field costs	229,399	-	-		-	229,399	-
Survey	15,657	-	-		-	15,657	-
Environmental	15,751	-	-		-	15,751	-
Option payments	(119,000)	-	(119,000)		-	-	-
Balance April 30, 2005	5,967,903	1,744,159	15,443		(28,171)	4,229,110	7,362

Property acquisition costs:
Balance July 31, 2004	2,015,084	637,844	217,941		28,171	1,123,859	7,269
Costs incurred	64,464	-	-		-	64,464	-
Balance April 30, 2005	2,079,548	637,844	217,941		28,171	1,188,323	7,269
Total mineral properties
April 30, 2005	$8,047,451	$2,382,003	$233,384		$-	$5,417,433	$14,631

TYLER RESOURCES INC.
INTERIM SCHEDULE OF MINERAL PROPERTIES Page 2 of 2
FOR THE NINE MONTHS ENDED APRIL 30, 2005 AND APRIL 30, 2004
(Unaudited - prepared by management)

		Saskatchewan	Northwest Territories		Mexico	Nunavut
		Weedy
	Total	Lake	Carat	Kelsey	Bahuerachi	Keni	Other
April 30, 2004
Exploration and development
expenditures:
Balance July 31, 2003	$3,707,687	$1,743,802	$723,892	$(25,645)	$1,048,902	$203,593	$13,143
Geological consulting	80,367	238	1,811	-	75,565	2,753	-
Drilling advance	53,440				53,440
Camp costs	27,009				27,009
Site preparation	36,466				36,466
Project field costs	37,117	-	-	-	37,117	-	-
Geophysical	74,669	-	-	-	74,669	-	-
Taxes and property maintenance	20,627	-	-	-	20,627	-	-
Miscellaneous	(5,574)	-	-	-	-	-	(5,574)
Legal expenditure - arbitration	28,459	-	28,459	-	-	-	-
Finder's fee Majescor option	7,500		7,500
Option payments	(83,500)		(80,974)	(2,526)
Arbitration settlement Note 2	(546,247)	-	(546,247)	-	-	-	-
Balance April 30, 2004	3,438,020	1,744,040	134,441	(28,171)	1,373,795	206,346	7,569

Property acquisition costs:
Balance July 31, 2003	1,194,432	637,844	217,941	28,171	248,613	55,520	6,343
Costs incurred	876,173	-	-	-	875,246	-	927
Balance April 30, 2004	2,070,605	637,844	217,941	28,171	1,123,859	55,520	7,270
Total mineral properties
April 30, 2004	$5,508,625	$2,381,884	$352,382	$-	$2,497,654	$261,866	$14,839

			See accompanying notes to the financial statements.

TYLER RESOURCES INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

April 30, 2005

(Unaudited – prepared by management)

1.

Accounting Policies

Basis of presentation

The interim financial statements, that were not subject to audit or review by the Company’s external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended July 31, 2004, except for the adoption of the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations.  These interim financial statements should be read in conjunction with the audited financial statements for the year ended July 31, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Asset Retirement Obligations

Effective August 1, 2004, the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations.  This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis.  The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary.  An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs.  The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired.  The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time.  The accretion expense is recorded as an operating expense.

Management was unable to estimate future discounted clean-up obligations as at April 30, 2005 as an environmental study was received June 7, 2005 and the Company has had insufficient time to review the report and estimate costs in time for these financial statements.  Management does not however believe that these costs will be significant at this time.

2.

Other Assets

	April 30, 2005	July 31, 2004
Long-term investment (fair value $28,500, July 31, 2004 - $21,000)	$ 35,750	$ 33,500
Exploration Advances	62,977	-
Long-term prepaid rent	6,241	6,241
	$ 104,968	$ 39,741

3.

Capital Assets

	April 30, 2005	July 31, 2004
Cost	$ 73,440	$ 58,330
Accumulated amortization	(20,726)	(8,594)
Net book value	$ 52,714	$ 49,736

4.

Capital Stock and Contributed Surplus

The following summarizes transactions during the nine months ended April 30, 2005:

	Number of shares	Capital Stock	Contributed Surplus
Balance July 31, 2004	68,431,439	$ 13,051,242	$ 593,050
Private placement April, 2005 (net of issue costs of $162,785)	7,910,400	6,125,215	3,600,000
Stock option compensation	-	-	706,000
Employee stock options exercised	2,292,500	332,190	(90,440)
Agents’ options exercised	785,240	196,310	-
Warrants exercised	7,072,350	1,855,323	-
Balance April 30, 2005	86,491,929	$21,560,280	$4,808,610

TYLER RESOURCES INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

April 30, 2005

(Unaudited – prepared by management)

4.  Capital Stock and Contributed Surplus (continued)

During April, 2005 the Company completed a private placement of 7,910,400 units at $1.25 per unit for gross proceeds of $9,888,000.  Each unit was comprised of one common share plus one warrant that may be exercised at $1.75 to acquire one common share in accordance with the terms detailed under 4(b) Warrants, below.  The warrants were allocated a value of $3,600,000 of the total issue price and this amount has been included in Contributed Surplus.   Arm’s length finders’ fees of $100,000 have been included in the $162,785 issue costs that have been deducted from the private placement proceeds.

Subsequent to period end, to June 8, 2005, the Company issued 75,000 common shares pursuant to the exercise of warrants for total consideration of $26,250.

a)

Stock Options

        i)    Employee and Consultants’ Options

The Company has an option plan, (the Plan), that authorizes reserving for issuance up to 10% of the issued and outstanding common shares.  Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant.  The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date.  The 70,000 options exercisable at $1.54 per share to February 7, 2010 vest in increments of 17,500 every six months commencing six months from the grant date of February 8, 2005.  The remainder of the options outstanding vested on the grant date.

The following summarizes employee and consultants’ stock option transactions during the nine months ended April 30, 2005:

	Number of options	Average Price
Balance July 31, 2004	6,322,500	$0.18
Granted	1,370,000	$0.70
Exercised	(2,292,500)	$0.11
Balance April 30, 2005	5,400,000	$0.35

The following summarizes employee and consultants’ stock options outstanding at April 30, 2005:

Expiry Date	Number of shares	Exercise price
January 23, 2006	225,000	$0.10
January 29, 2007	75,000	$0.12
July 22, 2007	1,450,000	$0.35
December 15, 2008	780,000	$0.10
January 29, 2009	1,500,000	$0.20
December 16, 2009	1,300,000	$0.65
February 7, 2010	70,000	$1.54
	5,400,000

Subsequent to period end the Company granted options to certain officers, directors and consultants to acquire 600,000 common shares, in aggregate, at $1.50 per share to May 2, 2008.

ii)  Agents’ Options

Pursuant to the brokered private placement during March, 2004, the Company granted options to the agents, (Agents’ Options), allowing them to purchase 1,040,240 Units at $0.25 per unit until September 16, 2005.  Each unit is comprised of one common share and ½ of a share purchase warrant.  Each whole purchase warrant may be exercised at $0.35 per share until September 16, 2005 to acquire one common share.   During the nine months ended April 30, 2005, Agents exercised options to acquire 785,240 common shares and 392,620 warrants.  As at April 30, 2005,  255,000 Agents’ Options remain outstanding.

TYLER RESOURCES INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

April 30, 2005

(Unaudited – prepared by management)

4.  Capital Stock and Contributed Surplus (continued)

b)  Warrants

Warrants to purchase 2,500,000 common shares at $0.10 per share to December 23, 2004 were issued pursuant to the December 23, 2003 private placement.  Warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement.  Pursuant to the March, 2004 private placement, Agents were granted options as outlined above that will allow the purchase of units comprised of common shares and warrants.  These warrants may be exercised at $0.35 per share until September 16, 2005.    Pursuant to the April, 2005 private placement, warrants exercisable at $1.75 per share were issued that may be exercised to acquire 4,017,800 and 3,892,600 common shares to April 26, 2007 and April 28, 2007 respectively.  The Company has the option to demand early exercise of these warrants on or after October 26 and 28, 2005 respectively if the trading price of the common shares on the TSX Venture Exchange has exceeded $2.50 for a period of thirty consecutive trading days prior to the demand being made.  Once demand to exercise has been made, the warrant holders have thirty days to exercise the warrants.

The following summarizes warrant balances as at April 30, 2005 and changes in warrants during the nine months ended April 30, 2005:

Expiry Date	Number of shares	Exercise price	Expiry Date
2003 Private Placement Warrants		$0.10	Dec.23,2004
Balance July 31, 2004	2,480,000
Exercised	(2,480,000)
Balance April 30, 2005	-
2004 Private Placement Warrants		$0.35	Sept.16,2005
Balance July 31, 2004	6,501,500
Exercised	(4,473,730)
Balance April 30, 2005	2,027,770
2004 Private Placement Agents’ Warrants		$0.35	Sept.16,2005
Balance July 31, 2004	-
Issued pursuant to Agents’ Option exercise	392,620
Exercised	(118,620)
Balance April 30, 2005	274,000
2005 Private Placement Warrants		$1.75
Balance July 31, 2004	-
Issued	4,017,800		Apr. 26, 2007(1)
Issued	3,892,600		Apr. 28, 2007(1)
Balance April 30, 2005	7,910,400
TOTAL WARRANTS OUTSTANDING APRIL 30, 2005	10,212,170

(1)

The Company may demand the early exercise of these warrants under the conditions described under b) Warrants above.

5.

Commitment

Pursuant to the Bahuerachi, Mexico option agreement, the Company is required to make annual option payments of $50,000 US in November of each year until the property commences commercial production.  The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $19,440 in each of fiscal 2005 and 2006 and $8,160 in fiscal 2007.   The Company is also required to pay its share of annual associated lease operating costs which are expected to approximate $16,000 during fiscal 2005.

TYLER RESOURCES INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

April 30, 2005

(Unaudited – prepared by management)

6.

 Stock-based compensation

The Company follows the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost and a credit to contributed surplus.   The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.  Stock options, which vested during the nine months ended April 30, 2005, were granted to purchase 1,300,000 common shares at $0.65 per share.  A value of $706,000 was associated with the option grant using the Black-Scholes Option Pricing Model under the following assumptions:

Expected stock price volatility	124%
Risk-free interest rate	3.7%
Expected option life	5 years
Expected dividend yield	-

7.

Related Party Transactions

 During the nine months ended April 30, 2005, the Company paid $15,000, ($9,000 - 2004), to a Company related by virtue of certain common officers and directors for base office lease costs and $13,000, ($8,000 – 2004), for lease operating and miscellaneous office costs.  During the nine months ended April 30, 2005, the Company paid or accrued $187,000, ($149,000 – 2004), for consulting fees charged by officers’ companies and directors on a per diem basis for geological and administrative services provided.  During the nine months ended April 30, 2005, the Company paid or accrued $34,000, ($23,000 – 2004), for office and secretarial expenses to a company related by virtue of certain common officers and directors.  Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Directors, officers and control persons subscribed to 920,800 of the Units issued pursuant to the April, 2005 private placement described in note 4 above.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

The information included in this document should be read in conjunction with the unaudited interim financial statements for the nine months ended April 30, 2005 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting principles.  The effective date of this MD&A is June 8, 2005.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

The Company is engaged exclusively in the business of acquisition, exploration and, if warranted, the development of natural resource properties. The Company has interests in exploration properties in Mexico, the Northwest Territories and Saskatchewan.  The Company is an “exploration company” as its properties have not yet reached commercial production and none of its properties are beyond the advanced exploration stage. At this time all work planned by the Company is directed at discovering mineralization and increasing understanding of the characteristics and economics of that mineralization.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed primarily by the issuance of common shares.  None of the Company’s properties are in production.  Consequently, the company’s net income is not a meaningful indicator of its performance or potential.

2)

Mineral Properties

Mexico

The principal exploration property in Mexico is Bahuerachi, located in the state of Chihuahua roughly 8 kilometers north of the town of La Reforma, Sinaloa.  The base and precious metals of interest on the property are copper, gold, zinc, silver and molybdenum.  The Bahuerachi property is subject to an option agreement with a Mexican national, (the “Optionor”). At April 30, 2005 the Company had an approximate 95% interest in the property, subject to verification by the Optionor.  The Optionor holds the remaining 5% interest in the property at April 30, 2005.  This 5% property interest is convertible into a 10% net profits interest.  The 5% property interest or the 10% net profits interest, as the case may be, can be purchased by the Company for $700,000 US.

The Company commenced its Phase I drilling program in May, 2004 and concluded in June, 2004 with the completion of 12 drill holes for a cumulative 1,084 meters of drilling.  Due to generally poor ground conditions, all drill holes were terminated before reaching their full planned target depths, often within mineralized zones.  Phase I drilling confirmed the extensive and continuous nature of high grade copper, gold, silver and locally zinc-bearing breccia and skarn bodies.  Encouraging grades within stockworked veined main mineralized porphyry in the northern part of the area tested during Phase I include 3.05 meters grading 0.73% copper and 3.05 meters grading 0.18% copper and 0.35 g/t gold at the end of drill hole #11.  The detailed results of drill holes one through twelve can be found in four news releases:  04-11, 04-12, 04-13, and 04-14 which were published in May through July, 2004.

The Company’s private placement in March, 2004 was used to finance the May/June 2004 drill program and financed a portion of the 2004/2005 Phase II drill program, initially budgeted in the range of $1.2 million to $1.5 million.  The budget was increased by approximately $1 million and subsequently another $400,000, with the receipt of additional working capital from the exercise of warrants and options and the promising results.  After accounting for Phase II expenditures to January 31, 2005, remaining budgeted

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

2)  Mineral properties – Mexico (continued)

costs in the period February 1, 2005 to April 30, 2005 approximated $2 million.  Actual costs from February 1, 2005 to April 30, 2005 aggregated approximately $1.5 million.  The Phase II Program will continue to test the strike width, and depth potential at Bahuerachi, and aims to clearly demonstrate the bulk tonnage potential of the system.  The Phase II program was budgeted to cover approximately 3,500 meters of core drilling and 7,300 meters of reverse circulation drilling, (3,000 core and 6,600 RC during the months of January through April, 2005).   Actual meters drilled during the months of January through April were less than budgeted, primarily because use of the RC rig was terminated, hence there was a shortfall of actual costs compared to budget.   Drill results are being released in batches as drilling progresses.  Samples are shipped to ALS Chemex in Hermosillo with final assay work conducted by ALS Chemex labs in Vancouver.

As discussed in news release 04-19 dated December 14, 2004, drill hole #13 was completed to a depth of 77 meters where it was stopped before its planned depth due to deteriorating ground conditions.  Drill hole #14 was completed to its planned target depth.  The results from these two holes included a skarn/breccia section grading 1.2% copper, 0.35% zinc, 0.13 g/t gold and 13 g/t silver over 18 meters within a larger interval grading 0.42% copper and 0.16% zinc over 105 meters.   Management felt that these results confirmed the continuity both geologically, and in terms of grades at depth within the three main mineralized units identified on the project to December 14, 2004.  In addition to solid copper and molybdenum grades, the addition of potential credits in the form of silver, lead and zinc mineralization in the porphyry was unexpected and considered a positive development.  More detailed results and discussion are available in news release 04-19 available at our website www.tylerresources.com.

The first reverse circulation drill results for hole # 04-RC-1 included 30.4 meters grading an average of 0.28 % and a further 15.2 meters grading an average of 0.25% copper and 0.13% zinc with the hole ending in mineralization.  These results were believed to significantly understate the true grades of mineralization within the intersected mineralized units as the hole was a twin of core hole #13 for which results were significantly better.  Some of the variability was caused by generally difficult drilling and poor ground conditions.  Management determined that further twinning would be conducted to determine the range of variability.

Core drill hole #15 returned an intersection of 143 meters with an average grade of 0.71% copper from 16 to 159 meters.  This was followed by 5.6 meters grading 2.15% copper, 0.24 g/t gold, 31 g/t silver and 0.62% zinc from 160.7 meters to 166.3 meters where the hole ended in mineralization.  The Company implemented changes to the Reverse Circulation, (RC), drilling program with the objective of bringing the accuracy of reverse circulation drilling to within 10% to 20% of core drilling and to establish a good control over geostatistical assay result variability with further twinning of core holes.   The Reverse Circulation Drill was used to twin core drill hole #15 as a second variability test.  The Company determined that the RC rig would be used to do first pass prospecting drilling on targets which were outside of the Main Zone porphyry and require further investigation.    Refer to news release 05-02 for further details.

Assay results for Reverse Circulation drill holes 2 through 5 were published in news release 05-03 on January 25, 2005.  Drill hole 04-RC-2 returned an average grade of 1.3% copper, 1.07% zinc and 27 g/t silver over 112.78 meters, including 48.78 meters grading 1.81% copper, 0.14 g/t gold, 22 g/t silver and 2.03% zinc in the main mineralized skarn breccia and associated QFP hosted endoskarn complex.  Hole RC-2 ended in mineralization.  The Company believed that there was a possibility that results from RC 2 to 5 may have understated the true grade of the intervals drilled due to loss of fines during the sample recovery process.  However, results from these holes were within the range of values expected for the areas drilled as well as the geological environment and continued to indicate clear bulk mining potential.

News release 05-05 dated February 14, 2005, summarizes results from Reverse Circulation drill holes.  Reverse Circulation drill hole 05-RC-8 to 11 were drilled to do a first pass testing of the Los Alisos epithermal system located approximately 1.2 kilometers west of the area of the Main Zone drilling to date

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

2)

Mineral properties – Mexico (continued)

on the property.  All holes intersected strong quartz vein and veinlet stockwork zone alteration. Holes RC 8 and 9 intersected high-grade mineralization related to quartz vein emplacement in a coarse grained, altered porphyritic rock.  Holes RC 10 and 11 intersected weakly mineralized zones.  RC 7 was not completed to depth due to groundwater conditions and the test remains inconclusive.  RC 6 was a Reverse Circulation drill hole designed to twin core drill hole #15 in order to test the new sampling cyclone used to minimize fines loss.  Initial review of the results shows that Reverse Circulation drilling can show a significant downward bias in grades compared to core assay results for comparable intervals.    Further adjustments were made to the Reverse Circulation portion of the drilling program and incorporated into an additional twin test.  The Company terminated the reverse circulation drilling contract and demobilized the drill during the current period due to poor performance by the current Reverse Circulation drill crew and equipment.  The Company has tendered bids for an additional 10,000 meters of diamond drilling and 5,000 meters of RC drilling from other contractors.

Core drill results were published in news release 05-06 on February 24, 2005.  The bottom portion of drill hole #16 was completed from 152 meters to its target depth of 217 meters.  Drill hole #17 ended in sheared quartz/feldspar/porphyry grading 0.28% copper and 0.017% molybdenum at a depth of 215.9 meters.   Significant intervals from the drill cores ranged from grades of 0.35% copper to 0.80% copper, 0.03 to 0.07 g/t gold, 2 to 13.7 g/t silver and 0.14% to 0.31% zinc.

In news releases 05-07, 05-08, 05-15 and 05-16 issued March 21, March 30, May 5 and June 1, 2005 respectively, the Company reported the drill results for holes 18 through 25.  Results for hole # 20 included 1.88 meters grading 1.43 ounces per ton, (44.7 grams per ton), gold and 1.59 ounces per ton, (49.5 grams per ton) silver.  Results for hole #21 included 11.15 meters grading 1.55% copper, 18.9 grams per ton silver and 0.90% zinc.  Results for hole #23 included 15.25 meters grading 1.64% copper, 25.1 grams per ton silver and 1.01% zinc.  Results for hole #24 included 23.25 meters grading 2.04% copper, 28 grams per ton silver and 0.68% zinc and hole #25 included 34.5 meters grading 1.47% copper, 0.5 grams per ton gold, 28.7 grams per ton silver and 1.26% zinc.  No potentially ore-grade intersections were found in the RC test holes 12 through 16 although there were anomalous sections of interest.

Results on the project to date continue to meet expectations and outline large sections of mineralization with open-pit style, bulk mineable potential with local zones of higher grade mineralization.  Copper grades continue to fall well within the range of grades that are considered to have economic potential in the context of this property, and the presence of numerous additional metals, (gold, silver, zinc and molybdenum), could add considerable value to the complex.

Local high grade gold results in drill hole #20 confirm previous surface sampling in the southern part of the Main Zone.  The Company is encouraged by the continued exploration results that outline both thicker skarn sections near surface, (drill hole #20), increasing width at depth, (drill hole #21), as well as wide sections of low grade mineralized intrusion to the north, (drill hole #18).  The mineralized system at the Main Zone, including mineralized skarns, sediments and porphyry, has now been drilled over a strike length exceeding 700 meters to depths locally exceeding 200 meters.  Detailed surface mapping and trenching are ongoing and the Company plans to keep stepping out to the north, south and at depth.

Drill results from drill holes #24 and #25 constitute the widest mineralized drill intersections to date from the Main Zone of its Bahuerachi project.  Results continue to identify high grade breccia/skarn bodies carrying copper, gold, silver and zinc associated with smaller mineralized porphyry bodies in this part of the system.

Drill holes #26 through #31 have been completed, however assay results are not yet available.   Drilling in the Main Zone is continuing with drill hole #32.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

2) Mineral Properties (continued)

Canada

a)

Northwest Territories

During the year ended July 31, 2004 the Company granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% and 33% interests, subject to a net profits interest retained by the Company of approximately 8%, in the Carat and Kelsey diamond exploration joint ventures respectively. These two properties were the Company’s only interests in the Northwest Territories, and their staged disposition will allow the Company to concentrate on its Mexican property – Bahuerachi.

In order to purchase the interests, Majescor will be required to pay the Company $300,000 in cash, (received $150,000), and issue 300,000 common shares, (received 200,000), and 200,000 warrants, (received 100,000; 50,000 with an exercise price of $0.40 per share expiring March 5, 2007 and 50,000 with an exercise price of $0.45 per share expiring January 22, 2008).  The final option payment is due January 23, 2006 and is comprised of 100,000 Majescor common shares, 100,000 common share purchase warrants exercisable at $0.55 per share to January 22, 2008 and a cash payment of $150,000.

Majescor’s joint venture partner has indicated in a May 31, 2005 news release that a $660,000 exploration program has been approved for the Carat property.

b)     Saskatchewan-Weedy Lake

The Weedy Lake property is located approximately 156 kilometers northeast of La Ronge, Saskatchewan.   During the year ended July 31, 2002 the Company entered into an option agreement with Golden Band Resources Inc., (Golden Band), whereby Golden Band can earn 50% of the Company’s interest in the property, (25.05% of the total property interest).  In order to earn the aforementioned interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, the

Company notified Golden Band that it was in default of the option agreement, having failed to deliver in a timely manner a report detailing expenditures incurred and details of the exploration program and results.  The Company has agreed that Golden Band will undertake a scoping study which will serve as the basis for negotiations on the acquisition of Tyler’s remaining equity in the Golden Heart deposit by Golden Band and that, in the meantime, the Company will temporarily suspend the non-compliance provisions of the Weedy Lake option agreement.  While Management believes that the carrying value of the property will be realized in the sale and is optimistic that the sale can be arranged, they can provide no assurances that a sale will be concluded at this time.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

3)

 Operating Results

Nine months ended April 30, 2005 compared to the nine months ended April 30, 2004

The net loss for the nine months ended April 30, 2005 of $1,038,000 represents a $456,000 increase over the prior period’s loss.  Overhead recoveries ceased to be an income source for the Company in the current period, as they pertained to fees received by the Company for acting as operator for the joint venture with CDG Investments Inc., (CDG).   The joint venture ceased when the Company bought CDG’s share of the Bahuerachi mineral property during fiscal 2004.  This resulted in a decrease in revenues of $9,000.  This was offset by an increase in interest income of $13,000 attributable to higher cash balances. Further, total expenses increased $459,000 from the comparative period.  The bulk of the increase is due to an increase in stock-based compensation of $327,000.  Stock-based compensation represents the value assigned to options that were granted to consultants, officers and directors during the period.  The value is calculated using the Black Scholes Option Pricing Model as described in note 6 to the financial statements.  The higher amount in the current period is primarily due to the increasing stock price of the Company.

 “General and administrative” expenses have increased approximately $109,000 from the comparative period.  Administrative consulting fees increased approximately $50,000 from the comparative period, occupancy costs increased $11,000, office and secretarial costs $21,000, website and networking costs $7,000.  Directors’ and officers’ liability insurance costs aggregated $13,000 during fiscal 2005 and $nil in the comparative period when there was no policy in place.

With funds received from private placements, and renewed exploration on the Company’s Mexico property, the Company made a focused effort to increase shareholder value through increased exposure to the investment community.  The significant increase in consulting expenses related to the time committed to boosting the Company’s profile in the investment community, including attendance at, and preparation for, numerous presentations, responding to investor phone calls and inquiries, attendance at industry conventions and making web site changes.  More rigorous regulatory requirements are placing an added financial burden on the Company, particularly now that the Company must meet certain US filing requirements.  This is reflected in increased consulting costs and increased office and secretarial costs.  In addition various other administrative issues have become more demanding with the increased activity in the Company.  The private placement and the large number of warrants and options exercised in the period resulted in greater office and secretarial costs during the current period. The increased exploration has also resulted in greater administrative requirements and hence increased costs.

Occupancy costs increased as a result of the Company’s sublease being adjusted effective July 1, 2004 to reflect the Company’s greater utilization of shared office space.  The increase in website and networking expenses is associated with the cost of redesigning and maintaining the Company website during the current period.  Comparative costs were unusually low due to the relative inactivity of the Company in the comparative period that coincided with its limited working capital.

Professional fees increased $8,000.  The Company incurred approximately $10,000 in professional fees associated with the preparation of a Regulatory Filing Document, (the 20F), for the United States.  The Company did not become a US filer until late in fiscal 2004.

The Company had significantly more capital assets during the nine-month period ended April 30, 2005 than the comparative period resulting in an $8,000 increase in amortization of capital assets.  Stock exchange and transfer agent fees increased primarily as a result of the issuance of capital stock upon warrant exercises that were numerous during the current period.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

3) Operating Results (continued)

Three months ended April 30, 2005 compared to three months ended April 30, 2004

The loss for the three months ended April 30, 2005 of $121,000 was $14,000 greater than the comparative period’s loss.  An increase in interest revenue of $6,000 offset by an increase in expenses of $20,000 accounted for the change.  Interest revenue increased as a result of greater cash balances that resulted from private placements.  Consulting costs increased by $14,000 as a result of greater time and effort devoted to raising investor awareness and time devoted to the private placement fund-raising.  Stock exchange and transfer agent costs increased $7,000 and occupancy costs increased $4,000 for the reasons discussed in the nine month comparative above.  Directors and officers’ liability insurance increased $5,000 as there was no such insurance in place in the comparative period.  These increases in expenses were offset by a $9,000 decrease in travel and promotion expenses.   The comparative period was higher as it marked the beginning of the focused effort to increase investor and brokers’ awareness following the private placement cash injection that was received by the Company.  There were additional seminars and meetings in the comparative period.

4)Liquidity and Capital Resources

At April 30, 2005, the Company had positive working capital of $11.6 million and cash and cash equivalents of $ll.9 million.    The private placement netting $9.8 million was the most significant source of cash during the current nine-month period.   Cash was provided by the exercise of warrants and options during the current period for aggregate proceeds of $2.3 million and the sale of investments for proceeds of approximately $20,000.  The largest use of cash during the period ended April 30, 2005 related to mineral property expenditures, exploration advances and capital asset expenditures aggregating $2.2 million.  Further, cash was expended on operating expenditures in excess of interest income in the amount of $326,000.  The increase over the comparative amount was largely due to the increase in operating expenses discussed above.

During the prior nine-month period the Company received net $3.1million through a private placement, $546,000 for the recovery of mineral property expenditures, $43,000 in cash option payments, $107,000 pursuant to the exercise of warrants and options and $28,000 from proceeds on the disposal of investments.  During the nine-month period ended April 30, 2004 the Company expended $631,000 on mineral properties and capital assets, and $73,000 on the repayment of notes payable and accrued interest.  The excess of cash operating expenditures over cash income items during the period ended April 30, 2004 was $249,000.

Subsequent to period-end and to June 10, 2005, the Company issued 75,000 common shares for proceeds of $26,250 pursuant to the exercise of  warrants.

Significant changes in working capital amounts were as follows:

Payables and accrued liabilities, (combined related and non-related), increased by approximately $345,000.  This large increase is attributable to the significant drilling and exploration activity on the Bahuerachi, Mexico mineral property at period-end.  The Phase 1 drilling program was completed in June, 2004, hence all significant property-related expenditures were paid by the July 31, 2004 year-end.  The Phase 2 program did not commence until September, 2004.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

5)

Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at July 31,	2004	2003	2002
Financial Results
Interest and other income	$ 34,684	$ 10,602	$ 20,934
Net Loss	$ (1,144,770)	$ (133,904)	$(1,582,112)
Basic and diluted loss per share	$ (0.02)	$ 0.00	$ (0.05)
Financial Position
Working capital	$ 2,317,383	$ (266,793)	$ 29,324
Total assets	$ 8,139,341	$ 4,960,470	$ 4,737,461
Share Capital	$ 13,051,242	$ 9,050,246	$ 8,946,496
Contributed Surplus	$ 593,050	$ -	$ -
Deficit	$ (5,553,449)	$ (4,408,679)	$ (4,274,775)

Earnings can vary significantly depending on the amount and timing of the write-off of mineral properties.  Mineral property write-offs net of applicable deferred tax recoveries, where applicable, and proceeds received on mineral properties in excess of their carrying cost aggregated $262,000 in fiscal 2004, ($46,000 – 2003, $1,389,000 - 2002).  The Company commenced to account for stock option expense as compensation cost in the statement of earnings effective August 1, 2002.  The stock option expense in the year ended July 31, 2004 of $596,000, ($Nil for 2003 and 2002), contributed greatly to the loss for that year.   The remaining variations can be primarily attributed to fluctuations in general and administrative costs that increase as exploration activity increases such as in fiscal 2004.  The Company had limited cash resources in 2003, hence less exploration and reduced general and administrative support costs.

6)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Apr 30 2005 Q3 2005	Jan 31 2005 Q2 2005	Oct 31 2004 Q1 2005	July 31 2004 Q4 2004	April 30 2004 Q3 2004	Jan 31 2004 Q2 2004	Oct 31 2003 Q1 2004	July 31 2003 Q4 2003
Interest & Other	$ 9,886	$ 8,814	$10,478	$ 9,671	$ 3,984	$ 151	$ 20,878	$ -
Net loss before mineral property write-offs and stock option compensation	$(120,996)	$(108,906)	$(102,227)	$(83,334)	$(106,554)	$(85,620)	$(11,303)	$ (22,762)
Stock option compensation expense	-	(706,000)	-	(217,000)	-	(379,000)	-	-
Mineral property write-offs	-	-	-	(261,959)	-	-	-	(45,818)
Net Loss	$(120,996)	$(814,906)	$(102,227)	$ (562,293)	$ (106,554)	$ (464,620)	$(11,303)	$ (68,580)
Basic and diluted loss per share	0.00	$ (0.01)	$ 0.00	$ (0.01)	$ 0.00	$ (0.01)	$ 0.00	$ 0.00

Interest revenue varies with the amount of invested cash and interest rates.  During the quarter ended October 31, 2003 the Company received approximately $12,000 of interest pursuant to an arbitration award in their favour. Further, included in “interest and other” in the quarter ended October 31, 2003 is approximately $9,000 of overhead fees received regarding a mineral property joint venture for which Tyler acted as operator.  Tyler ceased to be operator on joint venture projects during the quarter ended January 31, 2004 and no longer earned overhead fees thereafter.  The most significant influence on net income/loss is the amount of mineral property write-offs and the recognition of stock option compensation expense.  During the two quarters ended October 31, 2003, losses before these items were limited as the Company sharply cut back its expenses given limited cash during the period.  The quarter ended April 30, 2004 had an unusually higher loss due to a sharp increase in consulting costs and promotional costs associated with

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

6)

Selected Quarterly Information (continued)

marketing the Company to achieve equity financing.  The higher Q1, Q2 and Q3, 2005 losses were primarily due to increased expenses associated with the increase in exploration and the efforts to boost the Company’s profile in the investment community. Further, expenses increased as a result of new regulatory requirements including fees associated with US filings.  Finally, the administration associated with private placements and warrant conversions contributed to increased expenses and losses.

7)

 Non-Arm’s Length Transactions

The following non-arm’s length transactions occurred during the nine months ended April 30, 2005, (rounded to the nearest $1,000):

i)   paid or accrued $15,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space and $13,000 for lease operating costs and miscellaneous office expenses.

ii)  paid or accrued $187,000 for consulting fees charged by officers’ companies and directors on a per diem basis for geological and administrative services provided.  (Geological fees directly related to specific mineral properties have been capitalized to those properties.)

iii)  paid or accrued to a corporation related by virtue of certain common officers and directors $34,000  for allocated office and secretarial expenses

The purpose of paying related companies for rent and office expenses is to realize certain economies experienced by sharing office and administrative services.

8)

 Mineral Property and Exploration Expenditures

See the detailed schedule of expenditures that forms part of the unaudited interim financial statements.

9)

Professional Fees

Professional fees for the nine months ended April 30, 2005 and April 30, 2004 were comprised of the following:

	Nine months ended April 30, 2005	Nine months ended April 30, 2004
Audit and accounting fees	$ 7,350	$ 6,300
US filing legal and accounting	10,387	-
Legal	5,428	9,298
Total	$ 23,165	$ 15,598

10)

General and Administrative Expenses

The following are the significant expenditures included in this financial statement category in the Statement of Operations for the nine months ended April 30, 2005 and April 30, 2004:

Six months ended	April 30, 2005	April 30, 2004
Administrative consulting fees	$ 131,144	$ 81,567
Insurance	6,449	2,431
Directors and officers insurance	12,542	-
Occupancy costs	28,008	17,263
Office and secretarial	54,330	32,875
Website and networking	8,050	1,294
Travel and promotion	37,385	35,701
Investor publications	4,743	2,832
Total General and Administrative Expense	$ 282,651	$ 173,963

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

11)

 Capital Stock and Contributed Surplus

a)

Authorized and Issued

Authorized:  Unlimited number of common voting shares

                     Unlimited number of preferred shares

Issued:

Changes to issued share capital and contributed surplus from  April 30, 2005 to June 8, 2005 were as follows:

	Number of shares	Capital Stock Amount	Contributed Surplus Amount
Balance April 30, 2005 (financial statement note 4)	86,491,929	$21,560,280	$ 4,808,610
Stock option benefit	-	-	660,000
Shares issued pursuant to exercise of warrants	75,000	26,250	-
Balance June 8, 2005	86,566,929	$21,586,530	$ 5,468,610

b)

Stock Options

Employee and Consultants’ Options

During the period from April 30, 2005 to June 8, 2005, the following employee and consultants’ stock option transactions occurred:

	Number of options	Average Price
Balance April 30, 2005(Note 4 financial statements)	5,400,000	$0.35
Granted	600,000	$1.50
Exercised	-	-
Balance June 8, 2005	6,000,000	$0.46

The following summarizes employee and consultants’ stock options outstanding at June 8, 2005:

Expiry Date	Number of shares	Exercise price
January 23, 2006	225,000	$0.10
January 29, 2007	75,000	$0.12
July 22, 2007	1,450,000	$0.35
May 2, 2008	600,000	$1.50
December 15, 2008	780,000	$0.10
January 29, 2009	1,500,000	$0.20
December 16, 2009	1,300,000	$0.65
February 7, 2010	70,000	$1.54
	6,000,000

Agents’ Options

Pursuant to the brokered private placement during March, 2004, the Company granted options to agents, (Agents’ Options), allowing them to purchase 1,040,240 Units at $0.25 per unit until September 16, 2005.  Each unit is comprised of one common share and ½ of a share purchase warrant.  Each whole purchase warrant may be exercised at $0.35 per share until September 16, 2005 to acquire one common share.   During the period from August 1, 2004 to June 8, 2005 agents exercised options to acquire 785,240 common shares and 392,620 warrants.  As at June 8, 2005,  255,000 Agents’ Options remain outstanding.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

11)

Capital Stock and Contributed Surplus (continued)

c) Warrants

Warrants to purchase 2,500,000 common shares at $0.10 per share to December 23, 2004 were issued pursuant to the December 23, 2003 private placement.  Warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement.  Pursuant to the March, 2004 private placement, Agents were granted options as outlined above that will allow the purchase of units comprised of common shares and warrants.  These warrants may be exercised at $0.35 per share until September 16, 2005.  Pursuant to the April, 2005 private placement, warrants exercisable at $1.75 per share were issued that may be exercised to acquire 4,017,800 and 3,892,600 common shares to April 26, 2007 and April 28, 2007 respectively.  The Company has the option to demand early exercise of these warrants on or after October 26 and 28, 2005 respectively if the trading price of the common shares on the TSX Venture Exchange has exceeded $2.50 for a period of thirty consecutive trading days prior to the demand being made.  Once demand to exercise has been made, the warrant holders have thirty days to exercise the warrants. The following summarizes the balances as at June 8, 2005 and changes in each of these warrants during the period from  April 30, 2005 to June 8, 2005:

Expiry Date	Number of shares	Exercise price	Expiry Date
2004 Private Placement Warrants		$0.35	Sept.16,2005
Balance April 30, 2005 (note 4 financial statements)	2,027,770
Exercised	(75,000)
Balance June 8, 2005	1,952,770
2004 Private Placement Agents’ Warrants		$0.35	Sept.16,2005
Balance April 30, 2005(note 4 financial statements)	274,000
Issued pursuant to Agents’ Option exercise	-
Exercised	-
Balance June 8, 2005	274,000
2005 Private Placement Warrants		$1.75
Balance April 30, 2005 (note 4 financial statements)	4,017,800		Apr.26, 2007 (1)
Balance April 30, 2005 (note 4 financial statements)	3,892,600		Apr.28, 2007 (1)
Exercised	-
Balance June 8. 2005	7,910,400
Total warrants outstanding June 8, 2005	10,137,170

(1) The Company may demand the early exercise of these warrants under the conditions described above.

d)  Escrow Shares

There are no escrow shares

e)  Fully Diluted

Assuming all outstanding options and warrants were converted into common shares effective June 8, 2005, the Company’s outstanding common shares would aggregate 103,086,599.

12)

Officers and Directors

G.A.James Devonshire

Director, Chairman and CEO

Jean Pierre Jutras

Director, COO and President

Gregory Smith

Director

Lesley Hayes

Director

Shane Ebert

Director

Barbara O’Neill

Corporate Secretary

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

13)

Contractual Obligations

Pursuant to the option agreement regarding the Bahuerachi, Mexico mineral property, the Company is required to pay the optionee $50,000 US annually in November of each year until the property commences commercial production.

The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $19,440 in each of fiscal 2005 and 2006 and $8,160 in fiscal 2007.   The Company is also required to pay its share of annual associated lease operating costs which are expected to aggregate approximately $16,000 in fiscal 2005.

14)

Financings, principal purposes and milestones

In March 2004, the Company closed a brokered private placement of 13,003,000 units at $.25 per unit for gross proceeds of $3,250,750, (net $2,921,796).  The proceeds were earmarked to finance the Company’s two-phase drilling and exploration programs on Bahuerachi and working capital.  Approximately $700,000 was expended on exploration on Bahuerachi during the period between the financing and July 31, 2004. During the nine months ended April 30, 2005 the remaining proceeds were expended on the Bahuerachi property and working capital requirements.  The exercise of warrants and options provided additional financing, as the expenditures incurred in the nine months ended April 30, 2005 aggregated $2,418,000.  In the Q2 MD&A, the company indicated that approximately $2 million of costs were budgeted to be incurred on the Bahuerachi property subsequent to January 31, 2005.  Costs incurred from January 31, 2005 to April 30, 2005 aggregated approximately $1.5 million.  The reason for the actual costs being less than budgeted is that the reverse circulation drill rig was terminated resulting in 18 holes being drilled rather than the 25 that were budgeted.

The Company raised an additional $9,757,000 (net), during the three months ended April 30, 2005 through a non-brokered private placement.  These funds have been earmarked to expand the Bahuerachi exploration program further.  The Company plans to complete an additional 9,200 meters of core drilling by December 31, 2005 at an estimated budget of $5 million, and will design and begin implementing an appropriate metallurgical study program.  Once an RC drill is active again on the property, which is currently estimated to be late this summer, the Company will also begin a resource estimation program within areas successfully drilled to that time.

15)

Exploration Expenditures

Refer to the Interim Schedule of Mineral Properties included in the financial statements.

16)

Investor Relations

During the periods ended April 30, 2005 and April 30, 2004 the Company paid $Nil to an investor relations individual or firm.  All investor relations activities, which included answering investor inquiries and providing information to brokers and potential investors, was undertaken by Company officers during the periods.

17)

Risks

The success of the Company’s business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and foreign currency fluctuations.  As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise additional capital.  The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

18)

Outlook

The Company’s primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine.  As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright.  The Company’s most promising property at this time is its Bahuerachi, Mexico property.  The Phase I and II drilling programs have delivered promising results to date and the Company is continuing to undertake the Phase II drilling program.  With the completion of the $9.9 million private placement during April, 2005, and warrant and option exercises that contributed approximately $2.3 million to the treasury during the nine months ended April 30, 2005, the Company considers itself to be well-positioned financially to pursue additional exploration.

19)

Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets.  Mineral properties consist of exploration and mining concessions.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments.  The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation.  The Company uses the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the year.

20)

New Accounting Policies

Asset Retirement Obligations

Effective August 1, 2004, the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations.  This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis.  The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary.  An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs.  The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired.  The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time.  The accretion expense is recorded as an operating expense.

During the current fiscal period the Company commissioned a study to be performed by an unrelated Environmental and Social Impact consulting company that would outline the Company’s legal and social responsibilities associated with the Bahuerachi property.    The study was received by the Company on

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2005

20)

New Accounting Policies

Asset Retirement Obligations (continued)

June 7, 2005.  The Company will require time to review the study and assess the approximate cost involved to revegetate where roads and drilling platforms have been bulldozed and to address slope stabilization and natural drainage.  These costs will have to be incurred after the Company has completed exploration on the property.  At this time the Company cannot make a reasonable estimate of these costs but expects to be in a position to make an estimate during the final quarter of its fiscal year.  None-the-less the Company feels that discounted total costs should not be significant.  There is little vegetation in the region as a result of limited top soil, and what vegetation there is tends towards natural regrowth.

21)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

22)

Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com and at their website www.tylerresources.com.